Exhibit 4.7

CREDIT AGREEMENT

THIS AGREEMENT dated as of March 28, 2008 is between:

RIATA MANAGEMENT, LLC, an Oklahoma limited liability

company, having an office at 4801 Gaillardia Parkway, Suite 225,

Oklahoma City, Oklahoma 73142

(the “Lender”)

AND:

TRANSATLANTIC PETROLEUM CORP., an Alberta

corporation having its chief executive office at Suite 1840, 444-5th Ave.,

S.W., Calgary Alberta T2P 2T8

(the “Borrower”)

BACKGROUND

A. Simultaneously with the execution and delivery of this Agreement, the Lender and the Borrower have entered into the Acquisition Agreement dated as of the date hereof (the “Acquisition Agreement”), with respect to, inter alia, the purchase by the Lender of shares of the common stock of the Borrower (the “Purchased Shares”) at the First Closing (as such term is defined in the Acquisition Agreement) and at the Second Closing (as such term is defined in the Acquisition Agreement), upon the terms, and subject to the conditions set forth in the Acquisition Agreement.

B. Simultaneously with the purchase of Purchased Shares at the First Closing, the Lender has agreed to lend to the Borrower and the Borrower has agreed to borrow from the Lender the aggregate principal amount of US$2,000,000, on the terms and subject to the conditions of this Agreement.

AGREEMENTS

For good and valuable consideration, the receipt and sufficiency of which each party acknowledges, the parties agree as follows:

1. Definitions. In this Agreement:

(a)	“Acquisition Agreement” has the meaning set forth in recital A above;

(b)	“Business Day” means a day which is not a Saturday, Sunday or a day on which commercial banks in the State of Texas are authorized or required to be closed;

(c)	“CD Pledge” has the meaning set forth in paragraph 6;

(d)	“Collateral” means all personal property or assets, tangible or intangible, that are, or are intended to be, at any time subject to the lien and security interest created in favor of the Lender pursuant to the Security Agreement, the CD Pledge or any other security agreement or other document described in or delivered pursuant to paragraph 6 of this Agreement;

(e)	“Disclosure Record” has the meaning set forth in clause (i) of paragraph 8;

(f)	“Event of Default” has the meaning set forth in paragraph 11 below;

(g)	“Exchange” means the Toronto Stock Exchange;

(h)	“First Closing” has the meaning set forth in the Acquisition Agreement;

(i)	“Guarantors” means TransAtlantic Petroleum (USA) Corp., a Colorado corporation, TransAtlantic Worldwide, Ltd., a Bahamas corporation, TransAtlantic Maroc, Ltd., a Bahamas corporation, TransAtlantic North Sea, Ltd., a Bahamas corporation, and TransAtlantic Turkey, Ltd., a Bahamas corporation, and “Guarantor” means any such entity;

(j)	“Guaranty” has the meaning set forth in paragraph 6;

(k)	“Indemnitee” has the meaning set forth in paragraph 14;

(l)	“Loan” means the loan to be made by the Lender to the Borrower pursuant to paragraph 2 of this Agreement;

(m)	“Maximum Rate” has the meaning set forth in paragraph 23;

(n)	“Note” has the meaning set forth in paragraph 2;

(o)	“Outstanding Balance” has the meaning set forth in paragraph 4(a) below;

(p)	“Purchased Shares” has the meaning set forth in recital A above;

(q)	“Quest Capital” means Quest Capital Corp., a British Columbia company;

(r)	“Quest Capital Debt” means the indebtedness of the Borrower to Quest Capital in the aggregate outstanding principal amount of US$2,000,000 issued pursuant to the Credit Agreement dated April 16, 2007, as amended, between Quest Capital, as lender, and the Borrower, as borrower;

(s)	“Second Closing” has the meaning set forth in the Acquisition Agreement;

(t)	“Security Agreement” has the meaning set forth in paragraph 6; and

(u)

“Subsidiaries” means, with respect to the Borrower, any corporation of which at least a majority of the outstanding shares to which there is attached voting power under ordinary circumstances to elect a majority of the board of directors of such corporation, shall at the relevant time be owned directly or indirectly by the Borrower, one or more Subsidiaries of the Borrower, or any combination thereof, and “Subsidiary” shall mean any one of them.

2. The Loan. Subject to and upon the fulfilment of the conditions precedent contained in paragraph 7 of this Agreement, the Lender will advance to the Borrower the principal amount of US$2,000,000. At the option of the Lender, the proceeds of the Loan may be advanced directly by the Lender to Quest Capital to repay the Quest Capital Debt. The Loan will be evidenced by a promissory note in the form attached hereto as Exhibit A (the “Note”).

3. Use of Proceeds. The Borrower covenants and agrees with the Lender that the proceeds of the Loan will be used by the Borrower to repay in full the Quest Capital Debt and for no other purpose whatsoever.

4. Term, Prepayment and Payments Generally

(a)	The aggregate unpaid principal amount of the Loan, together with all accrued but unpaid interest and other costs, expenses or charges payable hereunder from time to time (collectively the “Outstanding Balance”), will be immediately due and payable by the Borrower to the Lender on the earliest of:

(i)	June 30, 2008;

(ii)	the date of any change of control of the Borrower (“control” being defined as ownership of or control or direction over, directly or indirectly, 20% or more of the outstanding voting securities of the Borrower); and

(iii)	the occurrence of an Event of Default and a demand for payment by the Lender pursuant to paragraph 12 below.

(b)	If after the making of the Loan, or any portion thereof, the Borrower or any of its Subsidiaries sell or otherwise dispose of any assets outside of the ordinary course of business, or close one or more equity or debt financings, the Borrower will pay or cause to be paid to the Lender all proceeds from such sale, disposition or financing, net of reasonable selling or financing costs, up to the full amount of the Outstanding Balance, to be applied to the repayment of the Loan.

(c)	The Borrower may prepay the Loan in whole at any time before maturity, without penalty.

(d)

All payments to be made by the Borrower will be made without deduction for any counterclaim, defence, recoupment or setoff and free and clear, and without deduction for, or withholding of any and all taxes (other than taxes upon net income of the Lender imposed by the United States of America and the State of Oklahoma). If the Borrower is required by law to deduct or withhold any taxes (other than taxes upon the net income of the Lender imposed by the United States of America or the State of Oklahoma) from payments due hereunder, the amount payable by the Borrower to the Lender shall be increased as necessary so that after making all required deductions and withholdings, the Lender receives the amount it would have received had there been no deduction or withholding, and the Borrower shall pay the full amount required to be deducted or withheld to the appropriate taxing authority.

5. Interest. Interest will accrue on the Outstanding Balance from time-to-time outstanding during the period from the date the Loan is made to the date the entire Outstanding Balance is repaid at the rate of twelve per cent (12%) per annum, calculated daily and compounded monthly and be payable by the Borrower to the Lender on June 30, 2008, and from time-to-time after maturity upon the demand of the Lender; provided however, that if the entire principal amount of the Loan is repaid on or before June 15, 2008, no interest will be payable by the Borrower to the Lender with respect to the Loan.

6. Guarantees and Collateral. Simultaneously with the making of the Loan, the Borrower will (i) cause each of the Guarantors to execute and deliver to the lender a guaranty in the form attached hereto as Exhibit B (the “Guaranty”), (ii) execute and deliver, and cause each Guarantor to execute and deliver, to the Lender a Security Agreement in the form attached hereto as Exhibit C (the “Security Agreement”) pursuant to which the Borrower will assign and convey to the Lender a first priority lien and security interest in the Collateral to secure the repayment of the Outstanding Balance and any other obligation, indebtedness or liability of the Borrower to the Lender, whether now existing or hereafter incurred, (iii) cause TransAtlantic Maroc, Ltd., to execute and deliver a CD Pledge Agreement in the form attached hereto as Exhibit D (the “CD Pledge”) and (iv) execute and deliver, or cause to be executed and delivered, any other ancillary documentation that the Lender or its counsel may reasonably require. In the event the Lender at any time deems itself to be insecure, the Borrower shall provide such additional security as the Lender shall reasonably require.

7. Conditions Precedent to the Making of the Loan. As conditions precedent to the making of the Loan by the Lender:

(a)	the Borrower will have:

(i)	executed and delivered or caused to be executed and delivered the Note and all of the documents referred to in paragraph 6 above and the documents, securities and instruments referred to herein or therein and the Lender will have completed all registrations and other filings that may be prudent or necessary to perfect the Lender’s interest therein;

(ii)	received and provided the Lender with written evidence of the approval of the Exchange to the issuance of the Purchased Shares to be acquired by the Lender at the First Closing and the Borrower will have sold and delivered such Purchased Shares to the Lender as contemplated by the Acquisition Agreement;

(iii)

delivered to the Lender a payoff letter executed by Quest, in form and substance satisfactory to the Lender, in its sole and absolute discretion, reflecting the total amount of the principal, interest and other amounts owed by the Borrower to Quest (which amount shall not exceed $2,050,000), agreeing to terminate all outstanding liens and security interests held by Quest in the assets of the Borrower or any Subsidiary of the Borrower upon payment of such amount and authorizing each of the Borrower and the Lender to file any and all releases or other documents required to be filed to terminate any and all such liens and security interests upon the payment of such amount to Quest;

(iv)	[Intentionally omitted];

(v)	delivered a certified copy of its directors’ resolutions authorizing the borrowing contemplated by this Agreement, the grant of the Collateral and the execution and delivery of this Agreement and all agreements, documents and instruments referred to herein, together with an officer’s certificate, certifying certain factual matters, in form and terms satisfactory to the Lender;

(vi)	delivered a certified copy of a resolution of the directors of each of the Guarantors authorizing the guarantee of the Loan, the grant of Collateral and the execution and delivery of all agreements, documents and instruments applicable thereto, together with an officer’s certificate, certifying certain factual matters, in form and terms satisfactory to the Lender;

(vii)	caused to be executed and delivered a legal opinion of counsel to the Borrower, in form and terms satisfactory to the Lender and its counsel; and

(viii)	delivered to the Lender a control agreement, in form and substance satisfactory to the Lender, in its sole and absolute discretion, executed by Amegy Bank with respect to the certificate of deposit described in the CD Pledge.

(b)	the representations and warranties of the Borrower contained in paragraph 8 will be true and correct in all material respects and the Borrower will have complied with all covenants required to be complied with by it under this Agreement and all other documents delivered hereunder, prior to the making of the Loan by the Lender;

(c)	there shall have been no adverse material change in the business, operations, assets or ownership of the Borrower since December 31, 2007;

(d)	the Lender will have completed and, in its sole and absolute discretion, be satisfied with its due diligence review of the Borrower and the Guarantors and their respective properties and assets and will have received the approval of the Lender’s board of directors; and

(e)	the Lender will, in its sole and absolute discretion, be satisfied as to the creditworthiness of the Borrower and its Subsidiaries and the adequacy of the Collateral contemplated herein.

If any of the foregoing conditions precedent are not satisfied or waived by the Lender in writing on or before May 30, 2008, this Agreement will terminate, and the Lender will be under no further obligation to the Borrower in connection with the transaction contemplated herein.

8. Representations and Warranties of the Borrower. The representations and warranties contained in the Acquisition Agreement are incorporated herein as if set forth in full herein. In addition, the Borrower represents and warrants to the Lender as follows:

(a)	the Borrower exists as a corporation under the laws of the Province of Alberta, and has not discontinued or been dissolved under any applicable laws and is in good standing with respect to the filing of annual reports and all other such requirements pursuant to the laws thereof;

(b)	each of the Guarantors exists as a corporation or other entity under the laws of the jurisdiction of its incorporation or organization, and has not discontinued or been dissolved under any applicable laws and is in good standing with respect to the filing of annual reports and all other such requirements pursuant to the laws thereof;

(c)	the Borrower and each Subsidiary has the power and authority to (i) carry on its businesses as now being conducted and is licensed or registered or otherwise qualified in all jurisdictions wherein the nature of its assets or the business transacted by it makes such licensing, registration or qualification necessary, (ii) acquire, own, hold, lease and mortgage or grant security in its assets including real property and personal property and (iii) enter into and perform its obligations under this Agreement and all other documents or instruments delivered hereunder;

(d)	this Agreement and all ancillary instruments or documents issued, executed and delivered hereunder by the Borrower or the Guarantors, as applicable, have been duly authorized by all necessary action of the Borrower and the Guarantors, as applicable, and each constitutes or will constitute a legal, valid and binding obligation of the Borrower or the Guarantors, as applicable, enforceable against the Borrower or the Guarantors, as applicable, in accordance with their terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights and remedies of creditors and to the general principles of equity;

(e)	neither the Borrower nor any Subsidiary is in breach of or in default under any obligation in respect of borrowed money, and the execution and delivery of this Agreement and all ancillary instruments or documents issued and delivered hereunder or thereunder, and the performance of the terms hereof and thereof will not be, or result in, a violation or breach of, or default under, the Borrower’s or any Subsidiary’s constating documents, any law, judgment, agreement or instrument to which they are a party or may be bound;

(f)	execution, delivery and performance of this Agreement and all other documents and instruments contemplated hereby, including the documents to be entered into pursuant to paragraph 6 of this Agreement, will not constitute a breach or default under or in respect of any agreement to which the Borrower or any Guarantor is bound, and no consent, filing, authorization, approval or other action (including the granting of a lien or security interest to any other person or entity) is prudent or necessary under the terms of any such agreement to proceed with the transactions contemplated herein;

(g)	the documents and instruments to be executed and delivered pursuant to paragraph 6 create a valid first perfected, lien and security interest on the Collateral subject to no other lien or encumbrance;

(h)	no litigation or administrative proceedings before any court or governmental authority are presently ongoing, or have been threatened in writing, or to the best of the Borrower’s knowledge are pending, against the Borrower, any Subsidiary or any of their respective properties or assets or affecting any of their respective properties or assets which could have a material adverse effect on their respective business, properties or assets;

(i)	the Borrower and each Subsidiary, as the case may be, is the legal and beneficial owner of the interests in the properties, business and assets referred to in the information circulars, prospectuses, annual information forms, offering memoranda, financial statements, material change reports and news releases filed with the Exchange and the securities regulatory authority or commission in each of the jurisdictions in which the Borrower is a reporting issuer on or during the twelve (12) months preceding the date hereof, and any other disclosure materials provided to the Lender and its advisers in conjunction with this transaction (collectively, the “Disclosure Record”), as being owned by the Borrower or such Subsidiary and has a valid right to acquire all interests in properties, business and assets referred to in the Disclosure Record as being subject to options or other rights to acquire the same, and any and all agreements pursuant to which the Borrower and each Subsidiary, as the case may be, holds or will hold any such interests, options or rights in property, business or assets are in good standing in all material respects under the applicable statutes and regulations of the jurisdictions in which they are situated;

(j)	except as disclosed to the Lender in writing prior to the date of this Agreement, there has been no material adverse change (actual, contemplated or threatened) in the property, assets, business or operations of the Borrower or any Subsidiary within the past twelve (12) months, except as disclosed in the Disclosure Record and there has been no such material adverse change since December 31, 2007;

(k)	the Disclosure Record is complete and accurate in all material respects and omits no facts, the omission of which makes the Disclosure Record, or any particulars therein, misleading, misrepresentative or incorrect in any material respect;

(l)	the Borrower and to the best of the Borrower’s knowledge each Subsidiary, has conducted and is conducting its businesses in material compliance with all applicable laws, bylaws, rules and regulations of each jurisdiction in which its businesses are now carried on and hold all licenses, registrations, permits, consents or qualifications (whether governmental, regulatory or otherwise) required in order to enable its businesses to be carried on as now conducted or as proposed to be conducted, and all such licenses, registrations, permits, consents and qualifications are valid and subsisting and in good standing and neither the Borrower nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such licenses, registrations, permits, consents or qualifications which, if the subject of an unfavourable decision, ruling or finding, would materially adversely affect the condition of such businesses, operations, condition (financial or otherwise) or income of the Borrower or any such Subsidiary, as the case may be;

(m)	no order ceasing or suspending trading in securities of the Borrower or prohibiting the sale or trading of securities by the Borrower has been issued and no proceedings for this purpose have been instituted, are pending, contemplated or threatened;

(n)	neither Canada Revenue Agency nor any other taxation authority has asserted or, to the best of the Borrower’s knowledge, has threatened to assert any assessment, claim or liability for taxes due or to become due in connection with any review or examination of the tax returns of the Borrower or any Subsidiary filed for any year which would have material adverse effect on the assets, properties, business, results of operations, prospects or condition (financial or otherwise) of the Borrower or any Subsidiary;

(o)	neither the Borrower nor any Subsidiary is a party to any material contract other than as disclosed in the Disclosure Record;

(p)	as at the date of this Agreement, except as disclosed in the Disclosure Record, no holder of outstanding shares in the capital of the Borrower will be entitled to any pre-emptive or any similar rights to subscribe for any of the shares in the capital of the Borrower or other securities of the Borrower or any Subsidiary, and no rights, warrants or options to acquire, or instruments convertible into or exchangeable for any shares in the capital of the Borrower or any Subsidiary are outstanding;

(q)	except for the Guarantors, Big Gas Sand Corporation, TransAtlantic Petroleum Cyprus Limited, and TransAtlantic Worldwide Romania SRL, the Borrower has (i) no direct or indirect Subsidiaries, and (ii) no investments in any corporation, limited liability company or other entity except as disclosed in the Disclosure Record;

(r)	except as disclosed to the Lender in writing prior to the date of this Agreement, the Borrower and each Subsidiary owns its business, operations and assets, as more particularly described in the Disclosure Record, and holds good title thereto, free and clear of all liens, claims or encumbrances whatsoever;

(s)	all factual information previously or contemporaneously furnished to the Lender by or on behalf of the Borrower for purposes of or in connection with this Agreement or any transaction contemplated hereby, is true and accurate in every material respect and such information is not incomplete by the omission of any material fact necessary to make such information not misleading;

(t)	after giving effect to the transactions contemplated in this Agreement, the Borrower and each Subsidiary are generally able to pay their debts as they come due;

(u)

the registered office of the Borrower is located at Suite 3700, 400 – 3rd Ave. S.W., Calgary, Alberta, T2P 4H2; the chief executive office, principal place of business and place where the Borrower keeps its books and records is located at Suite 1840, 444 – 5th Ave. S.W., Calgary, Alberta T2P 2T8 and the Borrower has conducted substantially all the negotiations regarding the subject matter of this Agreement from offices located at Suite 1755, 5910 N. Central Expressway, Dallas, Texas 75206;

(v)	the chief executive office, principal place of business and place where the Guarantor keeps its books and records is located at Suite 1755, 5910 N. Central Expressway, Dallas, Texas 75206.

9. Affirmative Covenants of the Borrower. The Borrower covenants and agrees that so long as any monies will be outstanding under this Agreement, it shall, and shall cause each of the Guarantors to:

(a)	at all times maintain its existence and the existence of all of its Subsidiaries;

(b)	duly perform its obligations under this Agreement, all other agreements and instruments executed and delivered hereunder or thereunder;

(c)	promptly pay when due all agency or finders’ fees payable in connection with the Loan or this Agreement and indemnify and save harmless the Lender from all claims in respect of any such fees;

(d)	carry on and conduct its business in a proper business-like manner in accordance with good business practice and will keep or cause to be kept proper books of account in accordance with generally accepted accounting principles;

(e)	at all times comply with all applicable laws, except such voluntary non-compliance as shall, in its good faith business judgment, not have a material adverse effect on the business of the Borrower or any Subsidiary, taken as a whole;

(f)	at all times maintain any material contracts in good standing and fulfill all obligations thereunder, and immediately notify the Lender of any facts or circumstances which may arise which could constitute a default thereunder and give rise to a right of termination under either such agreement, and take all steps as may be prudent or necessary to rectify or cure any such default;

(g)	provide the Lender with not less than thirty (30) days notice of the expiry or termination of any material contracts, concessions, options, rights or other benefits held by or available to the Borrower or any of its Subsidiaries;

(h)	pay and discharge promptly when due, all taxes, assessments and other governmental charges or levies imposed upon it or upon its properties or assets or upon any part thereof, as well as all claims of any kind (including claims for labour, materials and supplies) which, if unpaid, would by law become a lien, charge, trust or other claims upon any such properties or assets; provided, however, that the Borrower and the Guarantors shall not be required to pay any such tax, assessment, charge or levy or claim if the amount, applicability or validity thereof shall currently be contested in good faith by appropriate proceedings and if the Borrower or the Guarantors, as applicable, shall have set aside on its books the reserve the extent required by generally accepted accounting principles in an amount which is reasonably adequate with respect thereto;

(i)	promptly furnish and give to the Lender such reports, certificates, financial statements, and such other information with respect to the Borrower or any Subsidiary as the Lender may reasonably request from time to time during the term of this Agreement;

(j)	provide the Lender with written notice of any proposed financing made by or to the Borrower or any Guarantor concurrently with, but not prior to, public disclosure of such financing;

(k)	furnish and give to the Lender (if such is the case) notice that an Event of Default has occurred and, if applicable, is continuing or notice in respect of any event which would constitute an Event of Default hereunder and specifying the nature of same; and

(l)	perform and do all such acts and things as are necessary to perfect and maintain the security provided to the Lender pursuant to this Agreement.

10. Negative Covenants of the Borrower. The Borrower covenants and agrees with the Lender that the Borrower will not, and it will not permit any Subsidiary to, without first obtaining the written consent of the Lender (which consent the Lender will be free to withhold in its sole and absolute discretion:

(a)	make, give, create or permit or attempt to make, give or create any mortgage, charge, lien or encumbrance over any assets of the Borrower or any Subsidiary, other than any such as are contemplated hereunder;

(b)	change the name of the Borrower or any Subsidiary;

(c)	allot and issue any new shares of any Subsidiary;

(d)	in respect of itself or any Subsidiary, declare or provide for any dividends or other payments or distributions (whether in cash, assets or indebtedness) based on share capital;

(e)	redeem or purchase any of its shares or the shares of any Subsidiary;

(f)	make or permit any sale of or disposition of any substantial or material part of its business, assets or undertaking, or that of any Subsidiary, including its interest in the shares or assets of any Subsidiary outside of the ordinary course of business;

(g)	save and except for purchase money security interests and equipment leases entered into in the ordinary course of business, borrow or cause or permit any Subsidiary to borrow money from any person other than the Lender without first obtaining and delivering to the Lender a duly signed assignment and postponement of claim by such person in favour of the Lender, in form and terms satisfactory to the Lender;

(h)	in respect of itself or any Subsidiary, pay out or permit the payment out of any shareholders loans or other indebtedness to non-arm’s length parties; or

(i)	in respect of itself or any Subsidiary, guarantee or permit the guarantee of the obligations of any other person, directly or indirectly.

11. Events of Default. Each and every of the events set forth in this paragraph will be an event of default (“Event of Default”):

(a)	if the Borrower fails to make any payment of principal or interest when due hereunder, and such failure continues for two (2) Business Days;

(b)	if the Borrower or any Subsidiary defaults in observing or performing any term, covenant or condition of this Agreement, the security documents contemplated by paragraph 6 or any other collateral document delivered hereunder or in connection herewith, other than the payment of monies as provided for in subparagraph (a) hereof, on its part to be observed or performed and such failure continues for five (5) Business Days;

(c)	if any of the Borrower’s or any Subsidiary’s representations, warranties or other statements in this Agreement or any other collateral document delivered hereunder or in connection with the Loan were at the time given false or misleading in any material respect;

(d)	if the Borrower or any Subsidiary defaults in observing or performing any term, covenant or condition of any material debt instrument or material debt obligation by which it is bound;

(e)	if the Borrower or any Subsidiary permits any sum which forms or is capable of being made a charge upon any of its assets or undertakings to remain unpaid or not challenged for fifteen (15) days after proceedings have been taken to enforce the same;

(f)	if the Borrower or any Subsidiary, either directly or indirectly through any Subsidiary, ceases or threatens to cease to carry on business;

(g)	if any order is made or issued by a competent regulatory authority prohibiting the trading in shares of the Borrower or any successor thereof, or if the Borrower’s common shares are suspended or de-listed from trading on any stock exchange;

(h)	if, in the reasonable opinion of the Lender, an adverse material change occurs in the financial condition of the Borrower, or any Subsidiary;

(i)	if the Lender in good faith and on commercially reasonable grounds believes that the ability of the Borrower to pay any of the Outstanding Balance to the Lender or to perform any of the covenants contained in this Agreement or any other collateral agreement or other document is impaired or any security granted by the Borrower to the Lender is or is about to be impaired or in jeopardy;

(j)	if the Borrower fails to deliver additional security as contemplated by paragraph 6 of this Agreement within the time period required by the Lender;

(k)	if the Borrower or any Subsidiary petitions or applies to any tribunal for the appointment of a trustee, receiver or liquidator or commences any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law of any jurisdiction, whether now or hereafter in effect; or

(l)	if any petition or application for appointment of a trustee, receiver or liquidator is filed, or any proceedings under any bankruptcy, insolvency, readjustment of debt or liquidation law are commenced, against the Borrower or any Subsidiary which is not opposed by the Borrower or any such Subsidiary in good faith, or an order, judgment or decree is entered appointing any such trustee, receiver, or liquidator, or approving the petition in any such proceeding.

12. Effect of Event of Default. If any one or more of the Events of Default occur or occurs and is or are continuing, the Lender may, without limitation in respect of any other rights it may have in law or pursuant to this Agreement or any other document or instrument delivered hereunder, demand immediate payment of all monies owing hereunder; provided, however, that in the event an Event of Default of the type referred to in clause (k) or clause (l) occurs, all monies due hereunder shall automatically, without any demand or any other action by the Lender or any other person or entity, become due and payable.

13. Legal Fees. The Borrower and the Lender will each pay their respective legal fees and other costs, charges and expenses (including due diligence expenses) of and incidental to the preparation, execution and completion of this Agreement and the security documents executed pursuant hereto.

14. Indemnity. The Borrower agrees to indemnify and save harmless the Lender and each of its directors, officers, employees, attorneys and agents (each being referred to as an “Indemnitee”) from and against all liabilities, claims, losses, damages and expenses including the fees, charges and disbursements of any counsel for any Indemnitee), incurred by any Indemnitee or asserted against any Indemnitee by any third party or by the Borrower or any Guarantor arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any security document executed pursuant to paragraph 6 and any other agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) the Loan or the use of proposed use of the proceeds thereof, (iii) any actual or alleged presence or release of hazardous materials on or from any property owned or operated by the Borrower or any of its Subsidiaries, or any environmental liability related in any way to the Borrower or any of its Subsidiaries, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any Guarantor or any of the Borrower’s or such Guarantor’s Subsidiaries, directors, shareholders or creditors, and regardless of whether any Indemnitee is a party thereto, IN ALL CASES, WHETHER OR NOT CAUSED BY OR ARISING, IN WHOLE OR IN PART, OUT OF THE COMPARATIVE, CONTRIBUTORY OR SOLE NEGLIGENCE OF THE INDEMNITEE; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Indemnitee or (y) results from a claim brought by the Borrower or any Guarantor against an Indemnitee for breach in bad faith of such Indemnitee’s obligations hereunder or under any other document executed pursuant hereto, if the Borrower or such Guarantor has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction. All amounts due pursuant to this paragraph 14 shall be payable upon demand.

15. Further Assurances. The Borrower will do, and will cause each of the Guarantors to do, from time to time, whether before or after the occurrence of an Event of Default, all such acts and things and execute and deliver all such documents, deeds, transfers, assignments and instruments as the Lender may require (i) to correct any material defect or error that may be discovered in this Agreement or any other document or instrument executed or to be executed pursuant hereto or in the execution, acknowledgement, filing or recordation thereof, and (ii) to do, execute, acknowledge, deliver, record, re-record, file, re-file, register and re-register any and all such further acts, deeds, certificates, assurances and other instruments as the

Lender may reasonably require from time to time in order to (a) carry out more effectively the purposes of this Agreement or any other document or instrument executed or to be executed pursuant hereto, (b) to the fullest extent permitted by applicable law, subject the Borrower’s or any Guarantor’s or any of its or their Subsidiaries’ properties, assets, rights or interests to the liens and security interests now or hereafter intended to be covered by any of the security documents contemplated hereby to the extent such properties are intended to be subjected to such liens and security interests, (iii) perfect and maintain the validity, effectiveness and priority of any such security documents and any of the liens and security interests intended to be created thereunder and (iv) assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Lender the rights granted or now or hereafter intended to be granted to the Lender under this Agreement or any such other document or instrument.

16. Notices. In this Agreement:

(a)	any notice or communication required or permitted to be given under this Agreement will be in writing and will be considered to have been given if delivered by hand, transmitted by facsimile transmission or mailed by prepaid registered post to the address or facsimile transmission number of each party set out below:

(i)	if to the Lender:

Riata Management, LLC

4801 Gaillardia Parkway, Suite 225

Oklahoma City, Oklahoma 73142

Attention:   Matthew McCann

Fax No:       (405) 286-1393

with a copy to:

Porter & Hedges, LLP

1000 Main Street, Suite 3600

Houston, Texas 77002

Attention: Robert G. Reedy

Fax No: (713) 226-6274

(ii)	if to the Borrower or any Guarantor:

c/o TransAtlantic Petroleum Corp.

Suite 1840, 444 – 5th Ave. S.W.

Calgary, Alberta T2P 2T8

Attention: Scott Larsen, President

Fax No: (403) 262-1349

with a copy to:

c/o TransAtlantic Petroleum (USA) Corp.

5910 N. Central Expressway, Suite 1755

Dallas, Texas 75206

Attention: Scott Larsen, President

Fax No: (214) 220-4327

or to such other address or facsimile transmission number as any party may designate in the manner set out above; and

(b)	notice or communication will be considered to have been received:

(i)	if delivered by hand during business hours on a Business Day, upon receipt by a responsible representative of the receiver, and if not delivered during business hours, upon the commencement of business on the next Business Day;

(ii)	if sent by facsimile transmission during business hours on a Business Day, upon the sender receiving confirmation of the transmission, and if not transmitted during business hours, upon the commencement of business on the next Business Day; and

(iii)	if mailed by prepaid registered post upon the fifth Business Day following posting; except that, in the case of a disruption or an impending or threatened disruption in postal services every notice or communication will be delivered by hand or sent by facsimile transmission.

17. Assignment. The Borrower acknowledges and agrees that the Lender may assign all or part of the Loan, this Agreement and all collateral agreements, documents or instruments delivered hereunder to one or more assignees, free from any right of set-off or counterclaim or equity, subject only to the Lender’s notification of such assignment or assignments being given in writing to the Borrower.

18. Agreement to Pay. Upon receipt of written notice and direction from the Lender, the Borrower covenants and agrees to make all payments of interest, principal and structuring fees due under this Agreement to the Lender and any assignee, pro rata in accordance with their respective proportionate interests in the Loan as set out in such written notice and direction, absent which all such payments may be made to the Lender.

19. Enurement. This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

20. Waivers. No failure or delay on the Lender’s part in exercising any power or right hereunder will operate as a waiver thereof.

21. Remedies are Cumulative. The Lender’s rights and remedies hereunder are cumulative and not exclusive of any rights or remedies at law or in equity.

22. Time. Time is of the essence of this Agreement and all documents or instruments delivered hereunder.

23. Interest Rate Limitation. Notwithstanding anything to the contrary contained in this Agreement, the Note or any other documents as instrument executed pursuant to this Agreement, the interest paid or agreed to be paid hereunder or thereunder shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If the Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loan or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by the Lender exceeds the Maximum Rate, the Lender may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the obligations thereunder.

24. Invalidity. If at any time any one or more of the provisions hereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby to the fullest extent possible by law.

25. Governing Laws. This Agreement will be governed by and interpreted in accordance with the laws of the State of Texas. The Borrower submits to the non-exclusive jurisdiction of the Courts of the State of Texas and agrees to be bound by any suit, action or proceeding commenced in such Courts and by any order or judgment resulting from such suit, action or proceeding, but the foregoing will in no way limit the right of the Lender to commence suits, actions or proceedings based on this Agreement in any jurisdiction it may deem appropriate.

26. Amendment. This Agreement supersedes all prior agreements and discussions between the parties with respect to the subject matter set forth herein. This Agreement may be varied or amended only by or pursuant to an agreement in writing signed by the parties hereto.

27. Exhibits. All Exhibits attached hereto will be deemed fully a part of this Agreement.

28. Counterparts. This Agreement may be signed in one or more counterparts, originally or by facsimile, each such counterpart taken together will form one and the same agreement.

TO EVIDENCE THEIR AGREEMENT each of the parties has executed this Agreement as of the date first above written.

RIATA MANAGEMENT, LLC

By:	“N. Malone Mitchell, 3rd”
Authorized Signatory

TRANSATLANTIC PETROLEUM CORP.

By:	“Scott C. Larsen”
Authorized Signatory

[SIGNATURE PAGE TO THE CREDIT AGREEMENT]